UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811-22756								Date examination completed: August 31, 2014
2. State identification Number:
AL	48456	AK	N/A	AZ	N/A	AR	N/A	CA	N/A	CO	2013-52-250
CT	1079793	DE	N/A	DC	N/A	FL	N/A	GA	SCMF049318	HI	N/A
ID	N/A	IL	60027229	IN	13-0029IC	IA	N/A	KS	N/A	KY	N/A
LA	N/A	ME	N/A	MD	N/A	MA	N/A	MI	N/A	MN	R-55307.1
MS	Advisor Class: N/A Investor Class: 60066861	MO	N/A	MT	N/A	NE	N/A	NV	N/A	NH	N/A
NJ	NA	NM	N/A	NY	S33-49-70	NC	52726	ND	N/A	OH	N/A
OK	N/A	OR	N/A	PA	2013-02-070MF	RI	N/A	SC	N/A	SD	N/A
TN	Advisor Class: N/A Investor Class: M14-3282	TX	Advisor Class: N/A Investor Class: 106625	UT	N/A	VT	N/A	VA	183038	WA	Advisor Class: N/A Investor Class: 60066958
WV	N/A	WI	N/A	WY	27623	PUERTO RICO					N/A
Other (specify):
3. Exact name of investment company as specified in registration statement: Spectrum Low Volatility Fund, a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

December 29, 2014

We, as members of management of the Spectrum Low Volatility Fund (the “Fund”), a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of August 31, 2014, and from March 31, 2014, through August 31, 2014.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of August 31, 2014, and from March 31, 2014, through August 31, 2014, with respect to securities reflected in the investment accounts of the Fund.

Spectrum Low Volatility Fund

/s/ Catherine Ayers-Rigsby _

President

/s/ Kevin Wolf

Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Advisors Preferred Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Spectrum Low Volatility Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of August 31, 2014. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2014, and with respect to agreement of security purchases and sales, for the period from March 31, 2014 (the date of our last examination), through August 31, 2014:

  Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC and U.S. Bank, N.A (the “Custodian”), without prior notice to management.

  Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

  Reconciliation of all such securities to the books and records of the Fund and the Custodian.

  Agreement of one security purchase and one security sale or maturity for the Fund since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of August 31, 2014, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN FUND AUDIT SERVICES, LTD.

Cleveland, Ohio

December 29, 2014